[Letterhead of Bancolombia S.A.]

May 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Offer Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of Bancolombia S.A. (the “Bank”), I am transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form F-4 relating to up to $227,458,000 principal amount of 5.125% Subordinated Notes due 2022 which the Bank plans to offer in exchange for any and all of its outstanding unregistered 5.125% Subordinated Notes due 2022.

The Bank is registering the exchange offer on the above-referenced Registration Statement on Form F-4 in reliance on the positions of the staff of the Division of Corporation Finance (the “Staff”) set forth in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (avail. July 2, 1993) (collectively, the “Letters”). In the exchange offer, the holders of the 5.125% Subordinated Notes due 2022 sold in private offerings completed on September 25, 2012, and October 10, 2012, will exchange such securities pursuant to a registered exchange offer for substantially identical securities (the “New Notes”). The New Notes will form a single series with and will have the same terms and conditions as $1,200 million aggregate principal amount of the Bank’s 5.125% Subordinated Notes due 2022 that were issued for cash on September 11, 2012, in an offering registered under the Securities Act.

The Bank has sent a wire transfer to the account of the Securities and Exchange Commission in the amount of $31,025.27 for the registration filing fee and has confirmed its receipt.

Please direct any questions or comments regarding this filing to the undersigned at +57 (1) 353-6885 or Robert S. Risoleo at (202) 956-7500.

Very truly yours,

/s/ Mauricio Rosillo Rojas
Mauricio Rosillo Rojas

cc:	Robert S. Risoleo, Esq.
(Sullivan & Cromwell LLP)